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                                                                    EXHIBIT 23.1


The Board of Directors and Stockholders

Daleen Technologies, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-89121) on Form S-8 of Daleen Technologies, Inc. of our report dated January 24, 2001 (except as to notes 2, 11 and 14, which are as of March 30, 2001), relating to the consolidated balance sheets of Daleen Technologies, Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, and the related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Daleen Technologies, Inc.

Our report dated January 24, 2001 (except as to notes 2, 11 and 14, which are as of March 30, 2001), contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit of $81.7 million at December 31, 2000. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.


                                             /s/ KPMG LLP


Miami, Florida

April 4, 2001